                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-102675

PROSPECTUS

                              [GENERAL MILLS LOGO]

                                 $2,233,305,000
                          PRINCIPAL AMOUNT AT MATURITY
                              GENERAL MILLS, INC.
               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2022
          AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES
                             ---------------------
     This prospectus covers resales from time to time by selling securityholders of our Zero Coupon Convertible Senior Debentures Due October 28, 2022 and the shares of our common stock issuable upon conversion of the Debentures. We issued the Debentures in a private placement in October 2002 at an issue price of $671.65 per $1,000 principal amount at maturity.

     We will not generally pay interest on the Debentures prior to maturity. The issue price represents a yield to maturity of 2.00% per annum, assuming contingent cash interest does not accrue. We will pay contingent cash interest during any six-month period beginning on or after October 28, 2005 that follows a period in which the average trading price of the Debentures is above specified levels.

     Each Debenture will be convertible, at your option, into shares of our common stock, par value $.10 per share, initially at a conversion rate of
13.0259 shares of common stock per $1,000 principal amount at maturity, which is equivalent to an initial conversion price of $51.56 per share, subject to adjustment as described in this prospectus, (1) if the sale price of our common stock issuable upon conversion of the Debentures reaches specified thresholds;
(2) during any period in which our senior unsecured credit rating is below a specified level; (3) if the Debentures are called for redemption; (4) if there is an event of default with respect to the Debentures; or (5) if specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Shares of our common stock are traded on the New York Stock Exchange under the symbol "GIS." The last reported sale price of our common stock on August 6, 2003 was $45.50 per share.

     We may redeem some or all of the Debentures for cash on or after October 28, 2005. You may require us to repurchase all or a portion of your Debentures on October 28, 2005, 2007, 2012 and 2017 or, subject to specified exceptions, upon a change of control event. The repurchase price will be equal to the issue price of the Debentures repurchased, plus accrued original issue discount and contingent cash interest, if any, to the repurchase date. In either repurchase at your option, we may choose to pay the repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock.

     Under the terms of the indenture, we and each holder of the Debentures have agreed, for United States federal income tax purposes, to treat the Debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments. See "United States Federal Income Tax Considerations."

     Prior to this offering the Debentures have been eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") system of the National Association of Securities Dealers, Inc. Debentures sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL system. We do not intend to list the Debentures for trading on any national securities exchange or on the Nasdaq National Market. Purchasers of the Debentures will be able to later resell their Debentures through broker-dealers in accordance with the terms of the indenture.

     INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                             ---------------------
     We will not receive any of the proceeds from the sale of the Debentures or the underlying shares of common stock by any of the selling securityholders. The selling securityholders may sell the Debentures or common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this prospectus is August 7, 2003.
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                               TABLE OF CONTENTS

Incorporation of Certain Documents by
  Reference............................     1
Cautionary Statement Regarding Forward-
  Looking Statements...................     2
Summary................................     3
Risk Factors...........................    10
Use of Proceeds........................    12
Ratios of Earnings to Fixed Charges....    12
Price Range of Common Stock............    13
Dividend Policy........................    13
Description of the Debentures..........    14
Description of Capital Stock...........    32
United States Federal Income Tax
  Considerations.......................    35
State and Other Tax Considerations.....    40
Selling Securityholders................    41
Plan of Distribution...................    51
Validity of Securities.................    53
Experts................................    53
Where You Can Find More Information
  About General Mills..................    53

                             ---------------------

     All references in this prospectus to "General Mills", "we", "us" and "our" are to General Mills, Inc., and not to its subsidiaries.

     All references in this prospectus to "$", "U.S. Dollars" and "dollars" are to United States dollars.

     Trademarks and servicemarks in this prospectus are set forth in capital letters and are owned or licensed by us or our subsidiaries.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Our Annual Report on Form 10-K for the year ended May 25, 2003, which we have filed with the SEC, is incorporated in this prospectus by reference.

     All documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the end of the offering of the Debentures and the underlying shares of common stock will be incorporated by reference and be a part of this prospectus from their respective filing dates. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings at no cost, by writing or telephoning General Mills at the following address and phone number: General Mills, Inc., Number One General Mills Boulevard, Minneapolis, MN 55426,
Attention: Corporate Secretary, (763) 764-2167.

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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     We and our representatives may from time to time make written or oral forward-looking statements with respect to our annual or long-term goals, including statements contained in this prospectus, the documents incorporated by reference in this prospectus, our filings with the SEC and our reports to stockholders.

     The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical earnings and those currently anticipated or projected. We caution readers not to place undue reliance on any of our forward-looking statements, which speak only as of the date made.

     In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

     Our future results could be affected by a variety of factors, such as:

     - competitive dynamics in the U.S. ready-to-eat cereal market, including pricing and promotional spending levels by competitors;

     - economic conditions, including changes in inflation rates or interest rates;

     - product development;

     - acquisitions or dispositions of businesses or assets;

     - actions of competitors other than as described above;

     - changes in capital structure;

     - changes in laws and regulations, including changes in accounting standards;

     - customer demand;

     - effectiveness of advertising and marketing spending or programs;

     - consumer perception of health-related issues;

     - fluctuations in the cost and availability of supply chain resources; and

     - foreign economic conditions, including currency rate fluctuations.

     Our predictions about future volume and earnings could be affected by difficulties resulting from the Pillsbury acquisition, such as:

     - integration problems;

     - failure to achieve anticipated synergies;

     - difficulty consolidating manufacturing capacity;

     - unanticipated liabilities;

     - inexperience in new business lines and geographic operating locations;
       and

     - changes in the competitive environment.

     We specifically decline to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

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                                    SUMMARY

     This summary contains a general summary of the information contained in this prospectus. The summary may not contain all of the information that is important to you. You should carefully consider the information contained in and incorporated by reference in the entire prospectus, including the information set forth under the heading "Risk Factors" in this prospectus. Our fiscal year ends on the last Sunday in May. All references to our fiscal years are to our fiscal years ending on the last Sunday in May of each such period.

OUR BUSINESS

     General Mills is a leading manufacturer and marketer of packaged consumer foods. We market our products primarily through our own sales organizations, supported by advertising and other promotional activities. We primarily distribute our products directly to retail food chains, cooperatives, membership stores and wholesalers. Certain food products, such as yogurt and some foodservice and refrigerated products, are sold through distributors and brokers.

     We were incorporated under the laws of the State of Delaware in 1928. On May 26, 2002, we employed approximately 29,900 persons worldwide. Our principal executive offices are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426; telephone number (763) 764-7600. See "Where You Can Find More Information About General Mills" for details about information incorporated by reference into this prospectus.

BUSINESS SEGMENTS

     On October 31, 2001, we completed the acquisition of the worldwide businesses of The Pillsbury Company from Diageo plc. Following the acquisition of The Pillsbury Company, we restructured our management organization and aggregated our businesses into three reportable segments:

     - U.S. Retail;

     - Bakeries and Foodservice; and

     - International.

     U.S. Retail consists of cereals, meals, refrigerated and frozen dough products, baking products, snacks, yogurt and health venture activities. The Bakeries and Foodservice segment consists of products marketed to retail and wholesale bakeries and offered to the commercial and non-commercial foodservice sectors throughout the United States and Canada, such as restaurants and school cafeterias. The International segment is made up of retail business outside the United States and foodservice business outside of the United States and Canada.

     Our primary product and service categories and our main brands are outlined below:

U.S. RETAIL

     The U.S. Retail segment accounted for approximately 77% of our total fiscal 2002 net sales. Our principal product categories in the U.S. Retail segment are:

     - Big G Cereals. We produce and sell a number of ready-to-eat cereals, including such well-known brands as CHEERIOS, WHEATIES and TOTAL.

     - Meals. We manufacture and sell several lines of convenient dinner products, including BETTY CROCKER dry packaged dinner mixes, specialty potatoes and instant mashed potatoes, LLOYD's refrigerated entrees, OLD EL PASO Mexican foods, PROGRESSO soups, and GREEN GIANT canned and frozen vegetables and meal starters.

     - Pillsbury USA. We manufacture and sell refrigerated and frozen dough products, frozen breakfast products and snack products, including a variety of PILLSBURY refrigerated and frozen dough

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       products for cookies, breads and rolls; PILLSBURY frozen waffles and breakfast pastries; and TOTINO'S frozen pizza and snacks.

     - Baking Products. We make and sell a line of dessert, muffin and baking mixes under the BETTY CROCKER trademark; baking mix under the BISQUICK trademark; and flour under the GOLD MEDAL trademark.

     - Snacks. We market POP SECRET microwave popcorn; lines of grain snacks and fruit snacks, CHEX and GARDETTO's snack mixes; and BUGLES snacks.

     - Yoplait-Colombo/Health Ventures. We manufacture and sell yogurt products, such as YOPLAIT and COLOMBO yogurt, including YOPLAIT WHIPS!, a mousse-like yogurt and YOPLAIT NOURICHE, a meal replacement yogurt drink, both introduced in fiscal 2002. We also market organic food products under our CASCADIAN FARM and MUIR GLEN trademarks.

BAKERIES AND FOODSERVICE

     Bakeries and Foodservice accounted for approximately 13% of our total fiscal 2002 net sales. We market mixes and unbaked, par-baked and fully baked dough products marketed to bakeries, together with branded products and custom products that are offered to commercial and non-commercial foodservice sectors such as school cafeterias, restaurants and convenience stores.

INTERNATIONAL

     International operations accounted for approximately 10% of our total fiscal 2002 net sales. In Canada, we market products in many categories, including cereals, meals, refrigerated dough products, baking products and snacks. Outside of North America, we offer numerous local brands in addition to such internationally recognized brands as HAAGEN-DAZS ice cream, OLD EL PASO Mexican foods, GREEN GIANT vegetables, PILLSBURY dough products and mixes, BETTY CROCKER mixes and BUGLES snacks. We also sell mixes and dough products to bakery and foodservice customers outside of the United States and Canada.

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                                  THE OFFERING

Issuer........................   General Mills, Inc.

Debentures....................   $2,233,305,000 aggregate principal amount at
                                 maturity of Zero Coupon Convertible Senior
                                 Debentures Due October 28, 2022.

Issue Price...................   The Debentures were issued at a price of
                                 $671.65 per $1,000 principal amount at
                                 maturity, plus accrued original issue discount, if any, from October 28, 2002. "Original issue discount" means the difference between the stated redemption price at maturity (including any payments other than regular interest payments such as contingent cash interest, if any) and the issue price. This original issue discount accrues daily at a rate of 2.00% per year beginning on October 28, 2002, calculated on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

Ranking.......................   The Debentures are general unsecured
                                 obligations of General Mills and rank equal in right of payment with all other existing and future unsecured and unsubordinated obligations of General Mills. The Debentures are not guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors.

Maturity Date.................   October 28, 2022.

Yield to Maturity.............   2.00% per year computed on a semiannual bond
                                 equivalent basis, using a 360-day year composed of twelve 30-day months, assuming no contingent cash interest accrues.

Interest......................   We will not generally pay cash interest on the
                                 Debentures, except as set forth below under "Contingent Cash Interest."

Contingent Cash Interest......   We will pay contingent cash interest to the
                                 holders of Debentures during the six-month periods from April 28 to October 27 and from October 28 to April 27, as appropriate, commencing with the six-month period beginning
                                 October 28, 2005, if the average trading price of a Debenture for the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month period exceeds 120% of the accreted value of such Debenture. Notwithstanding the foregoing, if we declare a dividend on our common stock for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day measuring period for determining the trading price will be the five trading days preceding such record date.

                                 The amount of contingent cash interest payable per $1,000 principal amount at maturity of Debentures in respect of any six-month period will equal the greater of (i) 15% of the product of (x) the sum of the regular cash dividends paid by us per share on our common stock during the applicable six-month period multiplied by (y) the number of shares of common stock issuable upon conversion of $1,000 principal amount at maturity of Debentures at the then applicable conversion rate or (ii) $1.50. However, the amount of contingent interest may not exceed $2.50 per $1,000 principal amount at maturity of

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                                 Debentures for any six-month period. See
                                 "Description of the Debentures -- Contingent
                                 Interest" beginning on page 15.

United States Federal Income
Tax Considerations............   Pursuant to the indenture, we and each holder
                                 of a Debenture agree, for United States federal income tax purposes, to treat the Debentures as debt instruments that are subject to regulations that govern contingent payment debt instruments. Under these regulations, even if we do not pay any contingent interest on the Debentures, a beneficial owner of the Debentures who is a U.S. Holder, as defined below under "United States Federal Income Tax
                                 Considerations -- Tax Consequences to United
                                 States Holders," will be required to include interest at the rate described below in its gross income for U.S. federal income tax purposes, regardless of whether the owner uses the cash or accrual method of tax accounting.
                                 This interest, also referred to as tax original issue discount, will accrue at a rate equal to 6.73% per year, computed on a semi-annual bond equivalent basis, which represents the yield at which we would issue fixed-rate nonconvertible debt securities with no contingent payments, but with terms otherwise similar to the Debentures. The rate at which the tax original discount will accrue for U.S. federal income tax purposes will exceed the Debentures' yield to maturity of 2.00%.

                                 Each holder of Debentures will recognize a gain or loss on the sale, exchange, conversion or redemption of a Debenture in an amount equal to the difference between the amount realized, including the fair market value of any common stock received upon conversion or redemption, and the holder's adjusted tax basis in the Debentures. Any gain recognized by a holder on the sale, exchange, conversion or redemption of a Debenture generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter capital loss. See "United States Federal Income Tax Considerations" beginning on page 35.

Conversion Rights.............   Holders may convert their Debentures prior to
                                 the close of business on October 28, 2022, (1) if the sale price of our common stock issuable upon conversion of the Debentures reaches specified thresholds; (2) during any period in which our senior unsecured credit rating is below a specified level; (3) if the Debentures are called for redemption; (4) if there is an event of default with respect to the Debentures; or (5) if specified corporate transactions have occurred. See "Description of Debentures -- Conversion Rights." Debentures called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

                                 For each $1,000 principal amount at maturity of Debentures surrendered for conversion, a holder will receive 13.0259 shares of our common stock. This represents an initial conversion price of $51.56 per share of common stock. Upon a conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for original issue discount or accrued and unpaid contingent cash interest, if any. Upon conversion, holders will not receive any cash payment representing original issue discount or contingent cash interest, if any. Instead, accrued original issue discount and contingent cash interest, if any, will be deemed paid by the common stock received by holders on conversion. See "Description of the Debentures -- Conversion Rights" beginning on page 16.

Payment at Maturity...........   Each holder of $1,000 principal amount at
                                 maturity of the Debentures will be entitled to receive $1,000 at maturity, plus accrued and unpaid contingent cash interest, if any.

Sinking Fund..................   None.

Optional Redemption by
General Mills.................   We may not redeem the Debentures prior to
                                 October 28, 2005. We may redeem some or all of the Debentures for cash on or after October 28, 2005, upon at least 30 days but not more than 60 days notice by mail to holders of Debentures at the redemption prices set forth under "Description of the Debentures -- Optional
                                 Redemption by Us" beginning on page 21.

Repurchase Right of Holders...   Each holder of the Debentures may require us to
                                 repurchase all or a portion of its Debentures on October 28, 2005, 2007, 2012 and 2017 at a
                                 price equal to the issue price of the
                                 Debentures plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, to the date of repurchase. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock. If we elect to pay the repurchase price with shares of our common stock or a combination of cash and our common stock, we must notify holders not less than 30 business days prior to the repurchase date. If we elect to pay all or a portion of the repurchase price in common stock, the shares of common stock will be valued at 100% of the average sale price for the five trading days ending on the third trading day prior to the repurchase date. See "Description of the Debentures -- Repurchase of Debentures at the
                                 Option of Holders -- Optional Put" beginning on page 22.

Change of Control Put.........   Upon a change of control of General Mills, you
                                 may require us, subject to certain conditions, to repurchase all or a portion of your Debentures. We will pay a purchase price equal to the issue price of the Debentures plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, to the date of repurchase. We may choose to pay the repurchase price in cash, common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the repurchase price in common stock, the shares of our common stock will be valued at 100% of the average sale price of our common stock for five trading days ending on the third trading day prior to the repurchase date. See
                                 "Description of the Debentures -- Repurchase of
                                 Debentures at the Option of Holders -- Change of Control Put" beginning on page 24.

Events of Default.............   If there is an event of default under the
                                 Debentures, the issue price of the Debentures, plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, may be declared immediately due and payable. These amounts automati-cally become due and payable if an event of default relating to certain events of our bankruptcy, insolvency or reorganization occurs. See "Description of the Debentures --
                                 Events of Default" beginning on page 27.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by any selling securityholder of the Debentures or the underlying common stock. See "Use of Proceeds" on page 12.

Form, Denomination and
Registration..................   The Debentures have been issued in fully
                                 registered form, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. The Debentures are represented by global Debentures, deposited with the trustee as custodian for The
                                 Depository Trust Company and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global Debentures are shown on, and any transfers are effected only through, records maintained by DTC and its participants. See "Description of the
                                 Debentures -- Form, Denomination and
                                 Registration" beginning on page 29.

Trading.......................   We do not intend to list the Debentures on any
                                 national securities exchange. The Debentures issued in the initial placement are eligible for trading in the PORTAL market. Debentures resold using this prospectus, however, will no longer be eligible for trading in the PORTAL system.

NYSE Symbol for our
Common Stock..................   Our common stock is traded on the New York
                                 Stock Exchange under the symbol "GIS."

DIAGEO CALL OPTION

     Simultaneously with the initial placement of the Debentures, we separately entered into agreements with Diageo plc pursuant to which Diageo granted us call options during a three year period ending on October 28, 2005 to purchase from it up to approximately 29.1 million shares, subject to adjustment, of our common stock held by Diageo, which equals the number of shares initially issuable upon conversion of the Debentures. The exercise price for the call options is $51.56 per share of common stock. We paid Diageo approximately $89.3 million from our current cash in consideration for the grant of the call options.

     We may exercise the call options no earlier than May 1, 2003, and we may not exercise the call options prior to November 1, 2003 if we are required to pay Diageo a contingent purchase price adjustment under the terms of our Pillsbury acquisition. We also may not exercise the call options during the period Diageo continues to account for its investment in our common stock as an associate under UK generally accepted accounting principles, except during the final month of the term of the call options. In general, Diageo may account for its equity investment in us as an associate so long as it continues to hold at least 20% of our outstanding common stock. While Diageo continues to account for its investment in our common stock as an associate, we may exercise the call options to purchase up to five million shares of our common stock (so long as such purchase would not cause Diageo to own less than 20% of our outstanding common stock) at any time after either May 1 or November 1, 2003 until expiration of the call options. Subject to the foregoing, the call options are exercisable in whole or part from time to time, except during the final month of the term of the call options. Any exercise of a call option during the final month of the option's term must be made for the entire balance of shares covered by the call options but not yet purchased.

     The shares covered by the call options represent approximately 36.8% of the shares of our common stock held by Diageo, which were acquired in connection with our purchase of Pillsbury from Diageo. Diageo has agreed with us that it will not offer, sell contract to sell or otherwise dispose of any shares of our common stock covered by the call options during the term of the options. Under our shareholders agreement with it, Diageo is further precluded from selling shares of our common stock from December 1, 2002 to July 1, 2003. Diageo will otherwise remain the record and beneficial owner of the shares throughout the term of the call options. We have agreed to indemnify Diageo against certain liabilities in connection with the call option and the initial placement of the Debentures.

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

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the Debentures and our common stock could decline substantially.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus. You should also review our disclosures set forth under the heading "Cautionary Statement Regarding Forward-Looking Statements" in this prospectus.

FAILURE TO INTEGRATE THE PILLSBURY BUSINESSES SUCCESSFULLY COULD REDUCE OUR PROFITABILITY AND CASH FLOW FROM OPERATIONS, WHICH MAY AFFECT OUR ABILITY TO MAKE PAYMENT ON THE DEBENTURES.

     We acquired the Pillsbury Company from Diageo plc on October 31, 2001. This acquisition significantly increased our total debt plus minority interest to over $9 billion, and in fiscal 2002, the initial disruption of combining General Mills' and Pillsbury's organizations caused worldwide unit volume to grow significantly below our historical trends and reduced our earnings.

     Our acquisition of Pillsbury continues to involve a number of risks, including difficulty in successfully integrating the Pillsbury businesses, the risk that the acquired businesses will not achieve the results we expect, our limited experience with the operation of new business lines, exposure to unanticipated events or liabilities and potential disruption of our business. As a result, our acquisition of Pillsbury may not generate the business opportunities and synergies that we anticipate. The occurrence of any of the events referred to above, or other unforeseen developments in connection with the acquisition and integration of Pillsbury, could prevent us from realizing anticipated cost savings and revenue growth, which could materially reduce our profitability and cash flows.

THERE MAY BE NO PUBLIC MARKET FOR THE DEBENTURES.

     There is no existing trading market for the Debentures. Although Bank of America and Morgan Stanley have advised us that they currently intend to make a market in the Debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, a market for the Debentures may not develop, and if one does develop, it may not be sustained. If an active market for the Debentures fails to develop or be sustained, the trading price of the Debentures could decline. We do not intend to apply for listing of the Debentures on any securities exchange or any automated quotation system.

THE DEBENTURES DO NOT HAVE THE BENEFIT OF CERTAIN CONTRACTUAL PROTECTIONS FOUND IN OTHER DEBT SECURITIES.

     The indenture under which the Debentures were issued does not protect you in the event of a highly leveraged transaction or upon a change in control. In addition, the indenture does not contain any financial covenants, does not restrict us from paying dividends, does not provide for a sinking fund and does not subject the Debentures to defeasance.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS, WHICH COULD LIMIT OUR FINANCING OPTIONS AND CONSUME A SUBSTANTIAL PORTION OF OUR OPERATING CASH FLOW AND IMPACT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

     We have a substantial amount of indebtedness. As of November 24, 2002, we had total adjusted debt and minority interest of approximately $9.1 billion. Adjusted debt equals total debt plus the debt equivalent of leases minus certain cash and cash equivalents and marketable investments, at cost. The indenture for the Debentures and our other agreements under which we have issued indebtedness do not prevent us from incurring additional unsecured indebtedness in the future.

     Our level of indebtedness could have important consequences to the holders of the Debentures. For example, it:

     - may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

     - will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the funds available to us for other purposes including expansion through acquisitions, capital expenditures, marketing spending and expansion of our product offerings; and

     - may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

     Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

THE DEBENTURES ARE EFFECTIVELY SUBORDINATED TO ANY SECURED OBLIGATIONS WE MAY HAVE OUTSTANDING AND TO THE OBLIGATIONS OF OUR SUBSIDIARIES.

     Although the Debentures are unsubordinated obligations, they are effectively subordinated to any secured obligations we may have, to the extent of the assets that serve as security for those obligations. The Debentures are also effectively subordinated to all liabilities of our subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our indebtedness, including the Debentures, or to make any funds available to us, whether by paying dividends or otherwise, so that we can do so. As of November 24, 2002, our subsidiaries had total debt of approximately $531 million, including preferred minority obligations of approximately $299 million. While we do not currently have any material secured obligations or material subsidiary liabilities, we may incur them in the future.

OWNERS OF THE DEBENTURES WILL GENERALLY BE REQUIRED TO INCLUDE INTEREST IN TAXABLE INCOME AT A RATE IN EXCESS OF THE DEBENTURES' YIELD TO MATURITY.

     Under the indenture, we have agreed, and by acceptance of a beneficial interest in the Debentures each beneficial owner of the Debentures is deemed to have agreed, among other things, to treat the Debentures for United States federal income tax purposes as indebtedness that is subject to regulations governing contingent payment debt instruments. The discussion below assumes that the Debentures will be so treated. However, the tax characterization of the Debentures is uncertain and the Internal Revenue Service may not assert that the Debentures should be treated differently. An alternative characterization by the IRS could affect the amount, timing and character of income, gain or loss in respect of an investment in the Debentures.

     In general, beneficial owners of the Debentures who are U.S. Holders, as defined below under "United States Federal Income Tax Considerations -- Tax Consequences to United States Holders," will be required to accrue interest income on the Debentures in the manner described herein, regardless of whether the owner uses the cash or accrual method of tax accounting. These beneficial owners will be required, in general, to accrue interest based on the rate at which we would issue a fixed-rate nonconvertible debt instrument with no contingent payments, but otherwise with terms and conditions similar to the Debentures. Accordingly, these beneficial owners will generally be required to include interest in taxable income at a rate in excess of the Debentures' yield to maturity.

     Upon a sale, exchange, conversion or redemption of a Debenture, each beneficial owner will recognize gain or loss equal to the difference between the amount realized by that beneficial owner and the beneficial owner's adjusted tax basis in the Debentures. In general, in the case of a conversion or redemption of a Debenture where we elect to pay in common stock, the amount realized by the beneficial owner will include the fair market value of the stock received. Any gain on a sale, exchange, conversion or redemption of a Debenture will be treated as ordinary interest income.

THE DEBENTURES MAY BE SUBJECT TO GREATER VOLATILITY IN TRADING VALUE THAN OUR NONCONVERTIBLE DEBT SECURITIES.

     The market price of the Debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Debentures than would be expected for nonconvertible debt securities we issue.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Debentures or the shares of common stock offered by this prospectus. We received net proceeds of approximately $1,329 million from the initial placement of the Debentures, which we used to repay a portion of short-term indebtedness that we incurred in connection with the Pillsbury acquisition. The repaid indebtedness had a weighted average interest rate of approximately 2.00% and a weighted average remaining maturity of approximately 29 days.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended May 1998 through 2002 and the 39-week periods ended February 24, 2002 and February 23, 2003 are as follows:

              FISCAL YEARS ENDED               39 WEEKS ENDED
  ------------------------------------------   ---------------
  MAY 31   MAY 30   MAY 28   MAY 27   MAY 26   FEB 24   FEB 23
   1998     1999     2000     2001     2002     2002     2003
  ------   ------   ------   ------   ------   ------   ------
   5.63     6.67     6.25     5.29     2.50     3.09     3.24

     The ratio of earnings to fixed charges has been computed by dividing income before income taxes plus fixed charges (net of capitalized interest) by fixed charges. Fixed charges consist of interest expense before reduction for capitalized interest and one-third of rental expense, which is considered to be representative of an interest factor.

                          PRICE RANGE OF COMMON STOCK

     Our common stock, which trades under the symbol "GIS," is listed on the New York Stock Exchange. The following table presents, for the periods indicated, the high and low closing sales prices per share of our common stock as reported on the New York Stock Exchange.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR ENDED MAY 28, 2000
  First Quarter.............................................  $43.13   $39.31
  Second Quarter............................................   43.94    37.38
  Third Quarter.............................................   38.56    29.38
  Fourth Quarter............................................   41.38    30.31
FISCAL YEAR ENDED MAY 27, 2001
  First Quarter.............................................  $41.75   $32.13
  Second Quarter............................................   43.44    31.38
  Third Quarter.............................................   45.40    38.75
  Fourth Quarter............................................   46.35    37.26
FISCAL YEAR ENDED MAY 26, 2002
  First Quarter.............................................  $45.36   $42.05
  Second Quarter............................................   51.16    42.50
  Third Quarter.............................................   52.86    43.22
  Fourth Quarter............................................   50.39    41.61
FISCAL YEAR ENDED MAY 25, 2003
  First Quarter.............................................  $45.58   $37.38
  Second Quarter............................................   45.96    40.14
  Third Quarter.............................................   48.00    43.19
  Fourth Quarter............................................   48.00    43.18
FISCAL YEAR ENDED MAY 30, 2004
  First Quarter (through August 6, 2003)....................   49.66    45.39

     On August 6, 2003, the last reported sale price for our common stock on the New York Stock Exchange was $45.50 per share.

                                DIVIDEND POLICY

     Dividends paid to shareholders totaled $358 million, $312 million and $329 million in fiscal years 2002, 2001 and 2000, respectively. Consistent with our financial objectives, we expect to continue paying dividends at the current rate per share for the foreseeable future.

     The payment of future dividends is subject to the discretion of our board of directors which will consider, among other factors, our operating results, overall financial condition and capital requirements, as well as general business conditions.

                         DESCRIPTION OF THE DEBENTURES

     We issued the Debentures under an indenture, dated as of October 28, 2002, between us and BNY Midwest Trust Company, as trustee. Initially, the trustee will also act as paying agent, conversion agent and calculation agent for the Debentures.

     The following description is only a summary of the material provisions of the Debentures and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Debentures.

GENERAL TERMS OF THE DEBENTURES

     The Debentures offered hereby:

     - are limited to $2,233,305,000 in aggregate principal amount at maturity;

     - were issued at a discount from their principal amount at maturity, at an initial price to investors of $671.65 per $1,000 principal amount at maturity of the Debentures;

     - bear no cash interest except for contingent cash interest which may be payable as set forth below under "-- Contingent Cash Interest;"

     - have a yield to maturity of 2.00% per year (assuming no contingent cash interest accrues) computed on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months;

     - bear contingent interest in cash during any six-month period beginning on or after October 28, 2005 that follows a period in which the average trading price of the Debentures is above specified levels, as set forth below under "-- Contingent Cash Interest;"

     - are general unsecured obligations of General Mills, ranking equally with all of our other obligations that are unsecured and unsubordinated; as indebtedness of General Mills, the Debentures are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     - are convertible into our common stock initially at a conversion rate of
       13.0259 shares per $1,000 principal amount at maturity of Debentures (equivalent to an initial conversion price of $51.56 per share), subject to the conditions and adjustments as described under "-- Conversion Rights;"

     - are redeemable at our option in whole or in part for cash beginning on October 28, 2005 upon the terms set forth under "-- Optional Redemption by Us;"

     - are subject to repurchase by us at your option on October 28, 2005, 2007, 2012 and 2017 or upon a change of control of General Mills, upon the terms and at the repurchase prices set forth below under "-- Repurchase of Debentures at the Option of Holders -- Optional Put;" and

     - are due on October 28, 2022, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of General Mills, except to the extent described under "-- Repurchase of Debentures at the Option of Holders -- Change of Control Put" and "-- Conversion Rights -- Conversion Rights Upon Occurrence of Certain Corporate Transactions" below.

     No sinking fund is provided for the Debentures and the Debentures are not subject to defeasance. The Debentures are issued only in registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

     You may present definitive Debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which will initially be the corporate trust office of the trustee currently located at 101 Barclay Street, Bondmaster Operations 7E, New York, New York 10041. For information regarding conversion, registration of transfer and exchange of global Debentures, see "-- Form, Denomination and Registration." No service charge will be made for any registration of transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable as a result of any transfer or exchange.

     We will make all payments at maturity on global Debentures to The Depository Trust Company, or DTC, in immediately available funds.

CONTINGENT INTEREST

     We will pay contingent cash interest to the holders of Debentures during the six-month periods from April 28 to October 27 and from October 28 to April 27, as appropriate, commencing with the six-month period beginning October 28, 2005, if the average trading price of a Debenture for the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month period exceeds 120% of the Accreted Value of the Debentures. Notwithstanding the foregoing, if we declare a dividend on our common stock for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day measuring period for determining the trading price will be the five trading days preceding such record date. The "Accreted Value" of a Debenture, at any time of determination, equals the original issue price plus accrued original issue discount. For example, if the average trading price exceeds $855.56 on October 28, 2005, the Debentures would begin to accrue contingent interest in accordance with the indenture. Because the Accreted Value increases over time, the average trading price would have to exceed $864.12 on April 28, 2006 in order for the Debentures to continue to accrue contingent interest.

     The "trading price" of the Debentures on any date of determination means the average of the secondary market bid quotations per Debenture obtained by us or the calculation agent for $10,000,000 principal amount at maturity of the Debentures at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select. However, if at least three bids cannot reasonably be obtained by us or the calculation agent, but two bids are obtained, then the average of the two bids will be used, and if only one bid can reasonably be obtained by us or the calculation agent, this one bid will be used. If either we or the calculation agent cannot reasonably obtain at least one bid for $10,000,000 principal amount at maturity of the Debentures from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Debentures, then the trading price of the Debentures will equal (a) the then-applicable conversion rate of the Debentures multiplied by (b) the sale price of our common stock on the determination date.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, then as reported on the principal U.S. securities exchange in which our common stock is traded or by the Nasdaq system, as the case may be.

     The amount of contingent interest payable per $1,000 principal amount at maturity of Debentures in respect of any six-month period will equal the greater of (i) 15% of the product of (x) the sum of the regular cash dividends paid by us per share on our common stock during the applicable six-month period multiplied by (y) the number of shares of common stock issuable upon conversion of $1,000 principal amount at maturity of Debentures at the then applicable conversion rate or (ii) $1.50. However, the amount of contingent interest may not exceed $2.50 per $1,000 principal amount at maturity of Debentures for any six-month period.

     "Regular cash dividends" mean quarterly or other periodic cash dividends that (1) have not been declared extraordinary dividends by our board of directors and (2) do not constitute extraordinary cash dividends as defined below under "Conversion Rights -- Conversion Rate Adjustments."

     In the event contingent interest is payable, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

     Contingent cash interest, if any, will accrue and be payable to holders of Debentures as of the 15th day preceding the last day of the relevant six-month period. The payments will be paid on the last day of the relevant six-month period.

     There are two exceptions to the preceding paragraph:

     - In general, we will not pay accrued and unpaid contingent cash interest on any Debentures that are converted into our common stock. Instead, accrued contingent cash interest will be deemed paid by the common stock received by holders on conversion. If a holder of Debentures converts after a record date for a contingent cash interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid contingent cash interest on those Debentures, notwithstanding the holder's conversion of those Debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders Debentures for conversion, the holder must pay to us an amount equal to the contingent cash interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts Debentures that are called by us for redemption after a record date for a contingent cash interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem Debentures on a date that is after a record date but prior to the corresponding interest payment date, and prior to each redemption date a holder of Debentures selected for redemption chooses to convert those Debentures, the holder will not be required to pay us, at the time that holder surrenders those Debentures for conversion, the amount of contingent cash interest it will receive on the contingent cash interest payment date.

     - We will pay contingent cash interest to a person other than the holder of record on the record date if we elect to redeem, or holders elect to require us to repurchase, the Debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid contingent cash interest on the Debentures being redeemed to, but not including, the redemption date or the repurchase date, as the case may be, to the same person to whom we will pay the principal of those Debentures.

     Except as provided below, we will pay contingent cash interest on:

     - global Debentures to DTC in immediately available funds;

     - any definitive Debentures having an aggregate principal amount at maturity of $5,000,000 or less by check mailed to the holders of those Debentures; and

     - any definitive Debentures having an aggregate principal amount at maturity of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those Debentures.

     At maturity we will pay contingent cash interest on any definitive Debentures at our office or agency in New York City, which initially will be the corporate trust office of the trustee, BNY Midwest Trust Company.

CONVERSION RIGHTS

  GENERAL

     You may convert all or any portion of any outstanding Debentures into our common stock, subject to the conditions described below, initially at a conversion rate of 13.0259 shares per $1,000 principal amount at maturity of the Debentures (equal to an initial conversion price of $51.56). Any Debentures called for redemption must be surrendered for conversion prior to the close of business on the business day prior to the redemption date.

     The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the Debentures. Instead, we will pay the cash value of such fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert Debentures only in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

     Upon determination that securityholders are or will be entitled to convert their Debentures into shares of common stock in accordance with the following provisions, we will issue a press release and publish such information on our website as soon as practicable.

     Holders may surrender Debentures for conversion into our common stock until the close of business on October 28, 2022 only under the following circumstances:

     Conversion Rights Based on Common Stock Price. Commencing after November 24, 2002, holders may surrender their Debentures for conversion into shares of common stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the immediately preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such fiscal quarter is more than a specified percentage (beginning at 125% and declining 0.25% per six-month period thereafter to 115% on October 28, 2022) of the accreted conversion price per share of common stock on the last day of such fiscal quarter (the "conversion trigger price"). The accreted conversion price per share as of any day will equal the sum of the original issue price of a Debenture plus the accreted original issue discount to that day, with that amount divided by the number of shares of common stock issuable upon the conversion of $1,000 principal amount at maturity of Debentures on that day. The conversion trigger price on October 28, 2022 will be $88.29.

     "Trading day" means a day during which trading in securities generally occurs on the NYSE or, if the common stock is not listed for trading on the NYSE, on the principal other national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed for trading on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation system or, if the common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which the common stock is then traded.

     Conversion Rights Based on Credit Ratings Downgrade. Holders may also surrender a Debenture for conversion during any period in which the senior unsecured credit rating assigned to us is both Ba3 or lower by Moody's Investor Services, Inc. and BB- or lower by Standard & Poor's Ratings Group, or we are no longer rated by those two ratings services or our ratings are suspended by both ratings services.

     Conversion Rights Upon Notice of Redemption. A holder may surrender for conversion, in accordance with the conversion rights provided herein, a Debenture called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if it is not otherwise convertible at such time. A Debenture for which a holder has delivered a purchase notice or change in control purchase notice as described below requiring us to purchase the Debenture may be surrendered for conversion only if the notice is withdrawn in accordance with the indenture.

     Conversion upon an Event of Default. If an event of default under the Debentures has occurred with respect to the Debentures, the Debentures may be surrendered for conversion at any time during the continuance of the event of default. The Debentures will cease to be convertible pursuant to this paragraph following the cure or waiver of the event of default.

     Conversion Rights Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which our shares of common stock will be converted into cash, securities or other property, the Debentures may be surrendered for conversion at any time during the period that commences on the date which is 15 days prior to the anticipated effective date of the transaction and ends on, and does not include, the date which is 15 days after the actual date of the transaction. At the effective time of the transaction, the right to convert a Debenture into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of us or another person which the holder would have received if the holder had converted the holder's Debentures immediately prior to the transaction. If the transaction also constitutes a "change of control", as defined below, the holder can require us to repurchase all or a portion of its Debentures as described under "-- Repurchase of Debentures at the Option of Holders -- Change of Control Put."

     If we elect to make (1) a distribution described in the fourth clause of the first paragraph under "-- Conversion Rate Adjustments" below or (2) a distribution of cash to all holders of our common stock, which distribution has a per share value equal to more than 15% of the sale price of our shares of common stock on the day immediately preceding the declaration date for the distribution, we will be required to give notice to the holders of Debentures at least 20 days prior to the ex-dividend date for the distribution. Upon the giving of the notice, the Debentures may be surrendered for conversion at any time until the close of business on the business day immediately preceding the ex-dividend date for the distribution or until we announce that the distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a Debenture to convert will be made if we provide that holders of Debentures will participate in the transaction without conversion or in certain other cases.

     Upon conversion, we may choose to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock as described below.

     Conversion Prior to Maturity: If we choose to satisfy all or any portion of our obligation (the "conversion obligation") in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion ("cash settlement notice period"). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period ("conversion retraction period"); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 5 trading day period beginning on the day after the final day of the conversion retraction period (the "cash settlement averaging period"). Settlement amounts will be computed as follows:

     - If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount at maturity of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate.

     - If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

      - a number equal to (i) the aggregate principal amount at maturity of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

      - the average closing price of our common stock during the cash settlement averaging period.

     - If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount ("cash amount") and a number of shares equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 20% of the cash amount, divided by (y) the closing price of our common stock.

     If you have exercised your right to require us to repurchase your Debentures as described under "-- Repurchase of Debentures at the Option of Holders," you may convert your Debentures as provided above only if you withdraw your repurchase or change of control repurchase notice and convert your

Debentures prior to the close of business on the business day immediately preceding the applicable repurchase date.

     Conversion Upon Notice of Redemption or Maturity: If we choose to satisfy all or any portion of the conversion obligation in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is 20 days prior to maturity or redemption. Settlement amounts will be computed in the same manner as set forth above under "Conversion Prior to Maturity" except that the "cash settlement averaging period" shall be the 5 trading day period beginning on the day after the maturity date or redemption date, as the case may be. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

  CONVERSION PROCEDURES

     By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the Debentures. That is, accrued original issue discount and any accrued and unpaid contingent cash interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued original issue discount or accrued and unpaid contingent cash interest, if any.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     We and each holder of a Debenture also agree that delivery to the holder of the full number of shares of common stock into which the Debenture is convertible, together with any cash payment of such holder's fractional shares, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash payment, if any) on the Debenture for purposes of the regulations governing contingent payment debt instruments. See "United States Federal Income Tax Considerations."

     To convert interests in a global Debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

     To convert a definitive Debenture, you must:

     - complete the conversion notice on the back of the Debentures (or a facsimile thereof);

     - deliver the completed conversion notice and the Debentures to be converted to the specified office of the conversion agent; pay all funds required, if any, relating to contingent cash interest on the Debentures to be converted to which you are not entitled, as described in "-- Contingent Cash Interest;" provided that if the cash settlement notice period or, if we elect to pay all or a portion in cash, the cash settlement averaging period, end on or subsequent to the payment date for any contingent cash interest immediately following the date you deliver a notice of conversion, we will refund all such funds to you upon delivery of the shares of common stock or cash owed to you pursuant to your conversion of Debentures; and

     - pay all taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied and the cash settlement notice period and, if we elect to pay all or a portion in cash, the cash settlement averaging period have expired. The Debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the Debentures are converted (and cash in lieu of any fractional shares) will be delivered to you as soon as practicable on or after the conversion date.

  CONVERSION RATE ADJUSTMENTS

     We will adjust the conversion rate if any of the following events occur:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock, entitling them to purchase or subscribe for our common stock at less than the then-current market price of our common stock;

          (3) we subdivide or combine our common stock;

          (4) we distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities but excluding:

        - rights or warrants listed in (2) above;

        - dividends or distributions listed in (1) above; and

        - cash distributions listed in (5) below;

          (5) we distribute cash (an "extraordinary cash dividend"), excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

        - the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

        - 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

          If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

          (6) we or one of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

          (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

        - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

        - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

          However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     To the extent that we have a rights plan in effect upon conversion of the Debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger, binding share exchange or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Debentures into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "United States Federal Income Tax Considerations."

     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

PAYMENT AT MATURITY

     Each holder of $1,000 original principal amount at maturity of the Debentures will be entitled to receive $1,000 at maturity, plus accrued and unpaid contingent cash interest, if any.

OPTIONAL REDEMPTION BY US

     Prior to October 28, 2005, the Debentures will not be redeemable at our option. Beginning on October 28, 2005, we may redeem the Debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to the issue price of the Debentures redeemed, plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, to the redemption date.

     We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of Debentures. Debentures or portions of Debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     The table below shows redemption prices of the Debentures, exclusive of any contingent cash interest, at October 28, 2005, at each following October 28 prior to maturity, and the price at maturity on October 28, 2022. The prices reflect the issue price plus accrued original issue discount calculated through each date.

     The redemption price of a Debenture redeemed between these dates would include additional original issue discount accrued from the immediately preceding date in the table to the actual redemption date.

                                                     DEBENTURE       ACCRUED
                                                     ORIGINAL     ORIGINAL ISSUE   REDEMPTION
REDEMPTION DATE                                     ISSUE PRICE      DISCOUNT        PRICE
---------------                                     -----------   --------------   ----------
October 28, 2005..................................    $671.65        $ 41.32       $  712.97
October 28, 2006..................................    $671.65        $ 55.65       $  727.30
October 28, 2007..................................    $671.65        $ 70.27       $  741.92
October 28, 2008..................................    $671.65        $ 85.19       $  756.84
October 28, 2009..................................    $671.65        $100.40       $  772.05
October 28, 2010..................................    $671.65        $115.92       $  787.57
October 28, 2011..................................    $671.65        $131.75       $  803.40
October 28, 2012..................................    $671.65        $147.89       $  819.54
October 28, 2013..................................    $671.65        $164.37       $  836.02
October 28, 2014..................................    $671.65        $181.17       $  852.82
October 28, 2015..................................    $671.65        $198.31       $  869.96
October 28, 2016..................................    $671.65        $215.80       $  887.45
October 28, 2017..................................    $671.65        $233.64       $  905.29
October 28, 2018..................................    $671.65        $251.83       $  923.48
October 28, 2019..................................    $671.65        $270.40       $  942.05
October 28, 2020..................................    $671.65        $289.33       $  960.98
October 28, 2021..................................    $671.65        $308.65       $  980.30
October 28, 2022 (maturing).......................    $671.65        $328.35       $1,000.00

     If we do not redeem all of the Debentures, the trustee will select the Debentures to be redeemed in principal amount at maturity of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any Debentures are to be redeemed in part only, we will issue a new Debenture or Debentures with a principal amount at maturity equal to the unredeemed principal portion thereof. If a portion of your Debentures is selected for partial redemption and you convert a portion of your Debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS

  OPTIONAL PUT

     On October 28, 2005, 2007, 2012 and 2017, holders may require us to repurchase any outstanding Debentures for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to the issue price of those Debentures plus accrued original issue discount and contingent cash interest, if any, to the repurchase date. The repurchase price of a Debenture, exclusive of any contingent cash interest, as of each of the repurchase dates will be:

     - $712.97 per Debenture on October 28, 2005;

     - $741.92 per Debenture on October 28, 2007;

     - $819.54 per Debenture on October 28, 2012; and

     - $905.29 per Debenture on October 28, 2017.

     Holders may submit their Debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date.

     Instead of paying the purchase price in cash, we may pay the purchase price in common stock, cash or a combination of common stock and cash, at our option. The number of shares of common stock a holder will receive will equal the relevant amount of the purchase price divided by 100% of the average of the sale prices of our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date; provided that in no event will we issue more than 30 million shares of our common stock, subject to the same adjustments as set forth under "-- Conversion Rate Adjustments," and we will satisfy any remainder of the purchase price in cash. However, we may not pay the purchase price in common stock or a combination of common stock and cash unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

     - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

     - qualification of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     - listing of our common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     We will be required to give notice at least 30 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their Debentures as described below and whether the purchase price will be paid in cash or common stock, or a combination with a portion payable in cash or common stock.

     Because the sale price of our common stock will be determined prior to the applicable repurchase date, holders of Debentures bear the market risk that our common stock will decline in value between the date the sale price is calculated and the repurchase date.

     The repurchase notice given by each holder electing to require us to repurchase Debentures must be given so as to be received by the paying agent no later than the close of business on the third business day prior to the repurchase date and must state:

     - the certificate numbers of the holders' Debentures to be delivered for repurchase;

     - the portion of the principal amount at maturity of Debentures to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

     - that the Debentures are to be repurchased by us pursuant to the applicable provisions of the Debentures.

     A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on business day immediately preceding the repurchase date. The notice of withdrawal must state:

     - the principal amount at maturity of Debentures being withdrawn;

     - the certificate numbers of the Debentures being withdrawn; and

     - the principal amount at maturity, if any, of the Debentures that remain subject to the repurchase notice.

     In connection with any repurchase, we will, to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for Debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the Debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the Debentures to be paid promptly following the later of the repurchase date or the time of delivery of the Debentures, together with such endorsements.

     If the paying agent holds money or common stock sufficient to pay the purchase price of the Debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the Debentures will cease to be outstanding and original issue discount and contingent cash interest, if any, on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debentures.

     Our ability to repurchase Debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements.

  CHANGE OF CONTROL PUT

     If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your Debentures not previously called for redemption, or any portion of those Debentures that is equal to $1,000 in principal amount at maturity or integral multiples thereof, at a purchase price equal to the issue price of all Debentures you require us to repurchase plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, on those Debentures to the repurchase date. Notwithstanding the foregoing, we may be required to offer to repurchase our other senior debt on a pro rata basis with the Debentures, upon a change of control, if similar change of control offers are or will be required by our other senior debt.

     Instead of paying the purchase price in cash, we may pay the purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation, cash or a combination of the applicable securities and cash, at our option; provided that in no event will we issue more than 30 million shares of our common stock, subject to the same adjustments as set forth under "-- Conversion Rate Adjustments", and we will satisfy any remainder of the purchase price in cash. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the purchase price divided by 100% of the average of the sale prices of the applicable common stock or securities for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

     - registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

     - qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     - listing of the applicable common stock or securities on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right and whether the purchase price will be paid in cash, the applicable common stock or securities, or a combination with a portion payable in cash or the applicable common stock or securities. The repurchase date will be 30 days after the date on which we give notice of a change of control. To exercise the repurchase right, you must deliver, prior to the close of business on the business day immediately preceding the repurchase date, written notice to the paying agent of your exercise of your repurchase right, together with the Debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

     Because the sale price of the applicable common stock or securities will be determined prior to the applicable repurchase date, holders of Debentures bear the market risk that the applicable common stock or securities will decline in value between the date the sale price is calculated and the repurchase date.

     A "change of control" will be deemed to have occurred at such time after the original issuance of the Debentures when any of the following has occurred:

     - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

     - the first day on which a majority of the members of our board of directors are not continuing directors; or

     - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

     - any transaction:

      (1) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

      (2) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

     - any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation.

     However, notwithstanding the foregoing, you will not have the right to require us to repurchase your Debentures if 100% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) constituting a change of control consists of shares of common stock, ordinary shares or American Depositary Shares traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the Debentures become convertible into that common stock, ordinary shares or American Depositary Shares (and any rights attached thereto).

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to securityholders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

     The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

     If the paying agent holds money or common stock sufficient to pay the purchase price of the Debentures which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those Debentures will cease to be outstanding and original issue discount and contingent cash interest, if any, on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debentures.

     The foregoing provisions would not necessarily protect holders of the Debentures in the event of highly leveraged or other transactions involving us. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the Debentures but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

     Our ability to repurchase Debentures for cash upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the Debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a change of control could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. Accordingly, we may not have the financial resources, or be able to arrange financing, to pay the purchase price in cash for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right.

     The change of control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Instead, the change of control purchase feature is a standard term contained in securities similar to the Debentures.

MERGER AND SALES OF ASSETS

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

     - the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof, the District of Columbia;

     - such corporation (if other than us) assumes all our obligations under the Debentures and the indenture; and

     - we are not, or such successor is not, then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could constitute a change of control.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     - default in our obligation to convert Debentures into shares of our common stock upon exercise of a holder's conversion right;

     - default in our obligation to repurchase Debentures at the option of holders;

     - default in our obligation to redeem Debentures after we have exercised our redemption option;

     - default in our obligation to pay the principal amount at maturity of the Debentures at maturity, or the issue price and accrued original issue discount on the Debentures when due and payable;

     - default in our obligation to pay any contingent cash interest, if any, when due and payable, and continuance of such default for a period of 30 days;

     - our failure to perform or observe any other term, covenant or agreement contained in the Debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount at maturity of the Debentures then outstanding;

     - a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of General Mills or our designated subsidiaries in an aggregate amount of $50 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

     A "designated subsidiary" means any existing or future, direct or indirect, subsidiary of General Mills whose assets constitute 15% or more of the total assets of General Mills on a consolidated basis.

     The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the Debentures notice of all uncured defaults known to it. The trustee may withhold such notice if it, in good faith, determines that the withholding of such notice is in the best interest of the registered holders, except in the case of a default under any of the first five bullets above.

     If certain events of default specified in the last bullet point above have occurred and are continuing, then automatically the issue price of the Debentures plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, through such date will become immediately due and payable. If any other event of default has occurred and is continuing (the default not having been cured or waived as provided under "Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount at maturity of the Debentures then outstanding may declare the Debentures due and payable at their issue price plus accrued original issue discount and accrued and unpaid contingent cash interest, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount at maturity of the Debentures then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the indenture at the request of the holders. The indenture provides that the holders of a majority in aggregate principal amount at maturity of the Debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

  CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

     The indenture (including the terms and conditions of the Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Debenture affected by such change to:

     - change the maturity of any Debenture or the payment date of any installment of contingent cash interest payable on any Debentures;

     - reduce the principal amount at maturity of, or any contingent cash interest on, redemption price, purchase price or change of control purchase price for, any Debenture;

     - impair or adversely affect the conversion rights of any holder of Debentures;

     - reduce the value of our common stock to which reference is made in determining whether an interest adjustment will be made on the Debentures, or change the method by which this value is calculated;

     - change the currency of payment of the Debentures or contingent cash interest thereon;

     - alter the manner of calculation or rate of accrual of contingent cash interest on any Debenture or extend the time for payment of any such amount;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Debenture;

     - modify our obligation to maintain an office or agency in New York City;

     - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the Debentures;

     - modify the redemption provisions of the indenture in a manner adverse to the holders of Debentures;

     - reduce the percentage in aggregate principal amount at maturity of Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     - reduce the percentage in aggregate principal amount at maturity of Debentures outstanding required for any other waiver under the indenture.

  CHANGES REQUIRING MAJORITY APPROVAL

     The indenture (including the terms and conditions of the Debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the Debentures at the time outstanding.

  CHANGES REQUIRING NO APPROVAL

     The indenture (including the terms and conditions of the Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any Debenture, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of Debentures;

     - surrendering any right or power conferred upon us;

     - adding additional dates on which you may require us to repurchase your Debentures;

     - providing for conversion rights of holders of Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - providing for the assumption of our obligations to the holders of Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

     - increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Debentures;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications necessary in connection with the registration of the Debentures under the Securities Act as contemplated in the registration rights agreement; provided that the change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect;

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that the modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Debentures in any material respect; or

     - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Debentures.

FORM, DENOMINATION AND REGISTRATION

     Denomination and Registration. The Debentures will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

     Global Debentures; Book-Entry Form. The Debentures are evidenced by global Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if the holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if the holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

     - will not be entitled to have certificates registered in their names;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered holders of the global Debentures.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, issue price, accrued original issue discount and contingent cash interest on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of us, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

     It is DTC's current practice, upon receipt of any payment of principal, issue price, accrued original issue discount and contingent cash interest on the global Debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     If you would like to convert your Debentures into common stock pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount at maturity of the Debentures for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Debentures to be issued in definitive form in exchange for the global Debentures. None of General Mills, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Debentures.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

GOVERNING LAW

     The indenture and the Debentures are governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     BNY Midwest Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Debentures. Wells Fargo Bank Minnesota, N.A. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF DEBENTURES

     We or our agents will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the market prices of the Debentures and of our common stock and amounts of contingent cash interest payments, if any, on the Debentures. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of Debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

     The following description of certain terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our Restated Certificate of Incorporation incorporated herein by reference. See "Where You Can Find More information About General Mills".

     Our Restated Certificate of Incorporation currently authorizes the issuance of one billion shares of our common stock, par value $0.10 per share, and five million shares of Cumulative Preference Stock, without par value, issuable in series (the "Preference Stock"). Our board of directors is authorized to approve the issuance of one or more series of Preference Stock without further authorization of our stockholders and to fix the number of shares, the designations, the relative rights and the limitations of any such series.

     No shares of Preference Stock are currently outstanding, but we have reserved for issuance 2,000,000 shares of our Series B Participating Cumulative Preference Stock (the "Series B Preference Shares") issuable upon exercise of the preference share purchase rights described below. Our board, without stockholder approval, could authorize the issuance of Preference Stock with voting, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of our common stock or other series of Preference Stock or that could have the effect of delaying, deferring or preventing a change in our control. A summary of the preference share purchase rights, which are attached to and trade with the common stock, is set forth under "-- Series B Preference Share Purchase Rights".

     The holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available therefor, provided that if any shares of Preference Stock are at the time outstanding, the payment of dividends on common stock or other distributions (including purchases of common stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking fund, on outstanding shares of Preference Stock.

     The holders of common stock are entitled to one vote for each share on all matters voted on by stockholders, including election of directors.

     The holders of common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of our indebtedness, and the aggregate liquidation preference of any Preference Stock then outstanding.

     All outstanding shares of our common stock are fully paid and nonassessable.

     The transfer agent for our common stock is Wells Fargo Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 64854, St. Paul, Minnesota 55164. Our stockholders may contact Wells Fargo by telephone toll-free at (800) 870-4763 or through e-mail at stocktransfer@WellsFargo.com.

SERIES B PREFERENCE SHARE PURCHASE RIGHTS

     On December 11, 1995, our board of directors declared a dividend of one preference share purchase right (a "Right") for each outstanding share of our common stock. The dividend was paid on February 1, 1996 to stockholders of record on January 10, 1996 (the "Record Date"). The following description of the Rights, issued pursuant to the Rights Agreement dated as of December 11, 1995 between us and Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.) (the "Rights Agent"), gives effect to the two-for-one common stock split paid on November 8, 1999 and separately describes Amendment No. 1 to the Rights Agreement (the "First Amendment"), which was entered into as of July 16, 2000 between us and the Rights Agent in connection with the acquisition of Pillsbury.

RIGHTS AGREEMENT

     Each Right entitles the registered holder to purchase from us one two-hundredth of a Series B Preference Share at a price of $120 per one two-hundredth of a Series B Preference Share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of our common stock or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of our common stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the common share certificates outstanding as of the Record Date, by such common share certificate with a copy of a Summary of Rights attached to the certificate.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of our common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common share certificates issued after the Record Date upon transfer or new issuance of shares of our common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of our common stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of our common stock represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 1, 2006, unless that expiration date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

     The Purchase Price payable, and the number of Series B Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preference Shares, (2) upon the grant to holders of the Series B Preference Shares of certain rights or warrants to subscribe for or purchase Series B Preference Shares at a price, or securities convertible into Series B Preference Shares with a conversion price, less than the then-current market price of the Series B Preference Shares or (3) upon the distribution to holders of the Series B Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series B Preference Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one two-hundredths of a Series B Preference Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of common stock or a stock dividend on the shares of common stock payable in common shares or subdivisions, consolidations or combinations of the shares of common stock occurring, in any such case, prior to the Distribution Date.

     Series B Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Series B Preference Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series B Preference Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 200 times the payment made per common share. Each Series B Preference Share will have 200 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series B Preference Share will be entitled to receive 200 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series B Preference Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Series B Preference Share purchasable upon exercise of each Right should approximate the value of one share of common stock.

     In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value at the time of such occurrence of two times the exercise price of the Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, our Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one two-hundredth of a Series B Preference Share, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series B Preference Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Series B Preference Share, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preference Shares on the last trading day prior to the date of exercise.

     At any time prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person, our board of directors may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by our board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of shares of our capital stock, including, without limitation, the right to vote or to receive dividends.

FIRST AMENDMENT TO RIGHTS AGREEMENT

     We amended the Rights Agreement (which was evidenced in writing by the First Amendment) in connection with the merger agreement, providing, among other things, that neither Diageo plc nor any members of the Diageo plc stockholder group would become an Acquiring Person as a result of the acquisition of Pillsbury or related transactions.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING ADDRESSES CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS. THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOUR INVESTMENT IN THE DEBENTURES. WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     The following discussion is based on the opinion of Siri S. Marshall, General Counsel of General Mills, that the Debentures will be treated as indebtedness for United States federal income tax purposes and that the Debentures will be subject to the special regulations governing contingent payment debt instruments. This discussion constitutes the opinion of Ms. Marshall with respect to the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Debentures that are being offered pursuant to this prospectus. This discussion applies to you only if you hold your Debenture as a capital asset for U.S. federal income tax purposes. Generally, a capital asset is property acquired for investment purposes, rather than as inventory for sale in the ordinary course of business. This discussion does not apply to you if you are a member of a class of holders subject to special tax rules, such as:

     - a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

     - a bank or other financial institution;

     - an insurance company;

     - a tax-exempt organization;

     - a partnership or other pass-through entity;

     - a person that owns Debentures that are a hedge or that are hedged against interest rate risks;

     - a person that owns Debentures as part of a straddle or conversion transaction for U.S. federal income tax purposes; or

     - a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations, Revenue Ruling 2002-31 and Notice 2002-36 of the Internal Revenue Service ("IRS") and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis, and to differing interpretations. No statutory, administrative or judicial authority directly addresses the treatment of instruments identical to the Debentures for U.S. federal income tax purposes. We have not requested, nor do we plan to request, any rulings from the IRS with respect to any of the U.S. federal income tax consequences discussed below. Accordingly, the IRS may take positions contrary to those described below.

     We urge prospective investors in the Debentures to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the Debentures and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal income or other tax laws.

CLASSIFICATION OF THE DEBENTURES

     Pursuant to the terms of the indenture, we and each holder of a Debenture agree, for U.S. federal income tax purposes (in the absence of an administrative determination or judicial ruling to the contrary), to treat the Debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments. The remainder of this discussion assumes that the Debentures will be treated accordingly.

     The IRS may assert that the Debentures should be treated in a different manner. Such an alternative characterization could affect the amount, timing and character of income, gain or loss in respect of an investment in the Debentures.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

     This section applies to U.S. Holders. You are a U.S. Holder if you are a beneficial owner of a Debenture and you are:

     - an individual who is a citizen or resident of the U.S.;

     - a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof;

     - an estate if its income is subject to U.S. federal income tax regardless of its source; or

     - a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     A beneficial owner of a Debenture that is a Non-U.S. Holder (as defined in "Tax Consequences to Non-U.S. Holders" below) should refer to "Tax Consequences to Non-U.S. Holders" below.

  INTEREST ACCRUALS ON THE DEBENTURES

     Under the rules governing contingent payment debt instruments, you will be required to accrue interest income on the Debentures in the amounts described below, regardless of whether you use the cash or accrual method of tax accounting. Accordingly, you will generally be required to include interest in taxable income in each year despite the fact that no interest may actually be paid on the Debentures.

     You must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of a Debenture that equals:

     - the product of (i) the adjusted issue price (as defined below) of the Debenture as of the beginning of the accrual period, and (ii) the comparable yield to maturity (as defined below) of the Debenture, adjusted for the length of the accrual period;

     - divided by the number of days in the accrual period; and

     - multiplied by the number of days during the accrual period that you held the Debenture.

     The issue price of a Debenture is the first price at which a substantial amount of the Debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amounts of any payments that were scheduled to have been made in accordance with our schedule of projected payments, as described below (whether or not such payments were actually made in the scheduled amounts).

     The term "comparable yield," as defined in the regulations dealing with contingent payment debt instruments, means the annual yield that we would pay, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the Debentures (including the amount of discount, if any). We have determined that the comparable yield for the Debentures is 6.73%, compounded semiannually, which is higher than the stated yield of the Debentures.

     We are required to provide to you, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the Debentures. This projected payment schedule must produce the comparable yield. The projected payment schedule includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. You may obtain a copy of the projected payment schedule from General Mills by submitting a written request for such information to: General Mills, Number One General Mills Boulevard, Minneapolis, Minnesota 55426, Attention: Treasurer.

     For U.S. federal income tax purposes, you must use the comparable yield and projected payment schedule in determining your interest accruals, and the adjustments to interest accruals described below, with respect to the Debentures, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or projected payment schedule, you must also establish that our comparable yield or projected payment schedule is unreasonable. You should consult your own tax advisor if you intend to use a comparable yield or projected payment schedule different from our comparable yield or projected payment schedule.

     THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF YOUR INTEREST ACCRUALS AND ADJUSTMENTS TO INTEREST ACCRUALS WITH RESPECT TO THE DEBENTURES FOR U.S. FEDERAL INCOME TAX PURPOSES. THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF THE DEBENTURES.

  ADJUSTMENTS TO INTEREST ACCRUALS ON THE DEBENTURES

     If you receive actual payments with respect to a Debenture in a taxable year that in the aggregate exceed the total amount of the projected payments for that taxable year, you will incur a "net positive adjustment" equal to the amount of this excess. You will be required to treat the net positive adjustment as additional interest income for the taxable year. For this purpose, the payments received in a taxable year include the fair market value of property (including our common stock) received with respect to a Debenture in that year.

     If you receive actual payments with respect to a Debenture in a taxable year that in the aggregate are less than the amount of the projected payments for that taxable year, you will incur a "net negative adjustment" equal to the amount of the deficit. This adjustment will:

          (a) reduce your interest income on the Debentures for that taxable year;

          (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Debenture during prior taxable years, reduced to the extent that interest income was offset by prior net negative adjustments; and

          (c) to the extent of any further excess, reduce interest income in respect of the Debentures in subsequent taxable years, and to the extent not so applied, reduce the amount realized on a sale, exchange or retirement of the Debentures.

  SALE, EXCHANGE, CONVERSION OR REDEMPTION OF THE DEBENTURES

     Generally, the sale, exchange or conversion of a Debenture, or the redemption of a Debenture for cash, will result in taxable gain or loss to you.

     As described above, our calculation of the comparable yield and the projected payment schedule for the Debentures includes the receipt of stock upon conversion as a contingent payment with respect to the Debentures. Accordingly, we intend to treat your receipt of our common stock upon the conversion or redemption of a Debenture where we elect to pay in common stock as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and schedule of projected payments. Under this treatment, a conversion or redemption of a Debenture where we elect to pay in common stock will also result in taxable gain or loss to you.

     The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between:

          (a) the amount of cash plus the fair market value of any other property received by you, including the fair market value of any common stock received; and

          (b) your adjusted tax basis in the Debenture. Your adjusted tax basis in a Debenture generally will be equal to your original purchase price for the Debenture, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments previously scheduled to be made on the Debenture to you (without regard to the actual amount paid).

     Gain recognized upon a sale, exchange, conversion or redemption of a Debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of the excess of interest previously included in income over the total negative adjustments previously taken into account as ordinary loss, and thereafter, capital loss (which will be long-term if the Debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Your tax basis in our common stock received upon a conversion or a redemption of a Debenture where we elect to pay in common stock will equal the then current fair market value of such common stock. Your holding period for the common stock received will commence on the day immediately following the date of conversion or repurchase of a Debenture.

  CONSTRUCTIVE DIVIDENDS

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the Debentures, the conversion rate of the Debentures is increased, this increase may be deemed to be the payment of a taxable dividend to you in certain circumstances.

     For example, an increase in the conversion rate in the event of distribution of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to you. However, in general, an increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock will not be so treated.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     This section describes the U.S. federal income tax consequences of the purchase, ownership and disposition of Debentures by a Non-U.S. Holder. You are a Non-U.S. Holder if you are the beneficial owner of a Debenture and are not a U.S. Holder as defined above. If you are a U.S. Holder, this section does not apply to you.

  PAYMENTS MADE WITH RESPECT TO THE DEBENTURES

     We intend to treat payments of contingent interest made to a Non-U.S. Holder as subject to U.S. federal withholding tax if the amount of such contingent interest is based on the amount of dividends paid on our common stock. Non-U.S. Holders will accordingly be subject to 30% withholding on payments of such contingent interest, subject to reduction by an applicable treaty or upon receipt by us of an IRS Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a U.S. trade or business. If you are a Non-U.S. Holder that is subject to this withholding tax, we encourage you to consult your own tax advisor regarding whether you can obtain a refund for all or a portion of the withholding tax.

     Payments on the Debentures other than payments of contingent interest based on dividends on our common stock, including contingent cash interest, a payment in our actively traded common stock upon conversion or redemption of the Debentures and any gain realized on a sale or exchange of a Debenture

(other than gain attributable to accrued contingent interest based on dividends on our common stock), will not generally be subject to U.S. federal income or withholding tax, provided that:

          (a) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

          (b) you are not a controlled foreign corporation that is related to us through stock ownership; and

          (c) we or another U.S. payor does not have actual knowledge or reason to know that you are a U.S. person and you fulfill IRS certification requirements.

     The certification requirements referred to in item (c) above will generally be fulfilled if we or another U.S. payor receive from you an IRS Form W-8BEN upon which you certify, under penalties of perjury, that you are not a U.S. person, if we or another U.S. payor receive from an appropriate intermediary a completed IRS Form W-8IMY, or if we or another U.S. payor receive other appropriate certification from certain types of financial institutions that hold customers' securities in the ordinary course of their trade or business.

     Payments on the Debentures that are "effectively connected" with your conduct of a trade or business within the U.S. (and, if required by an applicable tax treaty, that are attributable to a permanent establishment that you maintain in the U.S.) will not generally be subject to U.S. federal withholding tax, provided that you have furnished to us or another payor a valid IRS Form W-8ECI upon which you represent, under penalties of perjury, that:

          (a) you are not a U.S. person; and

          (b) the payments are effectively connected with your conduct of a trade or business within the U.S. and includible in your gross income.

     "Effectively connected" interest and gains will generally be taxed in the same manner as described above under "Tax Consequences to United States Holders." In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% (or a lower applicable tax treaty rate) of its effectively connected earnings and profits, subject to certain adjustments.

  CONSTRUCTIVE DIVIDENDS

     The conversion rate of the Debentures is subject to adjustment in certain circumstances, which could give rise to a deemed distribution to Non-U.S. Holders of the Debentures, as described above in "Tax Consequences to United States Holders -- Constructive Dividends." In that event, the deemed distribution would constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Any such dividends will generally be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty or upon receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the deemed dividends are effectively connected with the conduct of a U.S. trade or business. If you are a Non-U.S. Holder that is subject to this withholding tax, we encourage you to consult your own tax advisor regarding whether you may be able to obtain a refund for all or a portion of the withholding tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. HOLDERS

     In general, if you are a noncorporate U.S. Holder, we and other payors are required to report to the IRS all payments of principal and interest on and any constructive distribution with respect to your Debenture, including amounts accruing under the rules for contingent payment debt instruments as described above. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your Debentures before maturity within the U.S. Backup withholding will apply to any payments if you fail to provide us or another U.S. payor with an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you have furnished the required information to the IRS.

  NON-U.S. HOLDERS

     If you are a Non-U.S. Holder, we and other payors may be required to file information returns with the IRS in connection with payments on the Debentures and payments of the proceeds from a sale or other disposition of the Debentures. A Non-U.S. Holder may be subject to U.S. backup withholding tax on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required to claim an exemption from withholding tax on payments on the Debentures described above under "Tax Consequences to Non-U.S. Holders -- Payments Made With Respect to the Debentures" will generally satisfy the certification requirements necessary to avoid the backup withholding tax as well.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you have furnished the required information to the IRS.

                       STATE AND OTHER TAX CONSIDERATIONS

     In addition to the United States federal income tax consequences described in "United States Federal Income Tax Considerations," above, potential investors should consider the state, local and foreign tax consequences of acquiring, owning and disposing of the Debentures. State, local and foreign tax laws may differ substantially from the corresponding United States federal law, and the discussion above does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors are encouraged to consult their own tax advisors with respect to the various tax consequences of investments in the Debentures.

                            SELLING SECURITYHOLDERS

     The Debentures were originally issued to and resold by Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Barclays Bank PLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Salomon Smith Barney Inc., UBS Warburg LLC, Blaylock & Partners, L.P. and The Williams Capital Group, L.P. in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the Debentures and the common stock into which the Debentures are convertible. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees or successors.

     The tables below sets forth the name of each selling securityholder, the principal amount of Debentures at maturity that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which the Debentures are convertible. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors on affiliates.

     We have prepared the table based on information given to us by the selling securityholders on or before August 6, 2003. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the Debentures or common stock listed below, no estimate can be given as to the amount of Debentures or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Debentures since the date as of which the information in the table is presented.

     Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements if and when necessary.

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Acacia Life Insurance Company.........         600,000             *             7,816            *
ACIG Insurance Company................         650,000             *             8,467            *
ADI Alternative Investments c/o
  Kallista Masterfund.................       5,750,000             *            74,899            *
Advisory Convertible Arbitrage Fund
  (I) L.P.............................       1,500,000             *            19,539            *
AFTRA Health Fund.....................         260,000             *             3,387            *
AIG DKR SoundShore Holdings Ltd.......      12,456,000             *           162,251            *
AIG DKR SoundShore Oasis Holding Fund
  Ltd.................................       5,000,000             *            65,130            *
AIG DKR SoundShore Opportunity Holding
  Fund Ltd............................      12,088,000             *           157,457            *
AIG DKR SoundShore Strategic Holding
  Fund Ltd............................       7,956,000             *           103,634            *
AIG/National Union Fire Insurance.....         800,000             *            10,421            *
Akanthos Arbitrage Master Fund,
  L.P. ...............................       5,000,000             *            65,130            *
Akela Capital Master Fund, Ltd........       7,500,000             *            97,694            *
Alexian Brothers Medical Center.......         400,000             *             5,210            *
Allstate Insurance Company............       4,000,000             *            52,104            *
Allstate Life Insurance Company.......      15,500,000             *           201,901            *
Aloha Airlines Non-Pilots Pension
  Trust...............................         275,000             *             3,582            *
Aloha Pilots Retirement Trust.........         140,000             *             1,824            *
Alpha U.S. Sub Fund VIII, LLC.........       1,650,000             *            21,493            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Alta Partners Investment Grade
  Holdings Ltd........................       5,000,000             *            65,130            *
AM Investment D Fund I, Ltd...........       6,330,000             *            82,454            *
AM Investment E Fund, Ltd.............      34,288,000          1.54%          446,632            *
American Fidelity Assurance Company
  (Calamos Investments)...............       1,150,000             *            14,980            *
American Fidelity Assurance Company
  (Zazove)............................         290,000             *             3,778            *
American Founders Life Insurance
  Company.............................         550,000             *             7,164            *
American Investors Life Insurance
  Co..................................         800,000             *            10,421            *
American Pioneer Life Insurance
  Company of New York.................         130,000             *             1,693            *
American Progressive Life and Health
  Insurance Company of New York.......         130,000             *             1,693            *
American Public Entity Excess Pool....         130,000             *             1,693            *
American Skandia Trust Bond Debenture
  ....................................         850,000             *            11,072            *
Amerisure Mutual Insurance............         770,000             *            10,030            *
Ameritas Life Insurance Company.......       1,200,000             *            15,631            *
AmerUs Life Insurance Co..............       5,000,000             *            65,130            *
Arbitex Master Fund L.P. .............      35,000,000          1.50%          455,907            *
Argent LowLev Convertible Arbitrage
  Fund LLC............................         500,000             *             6,513            *
Argent LowLev Convertible Arbitrage
  Fund Ltd............................       5,800,000             *            75,550            *
Aristeia International Limited........      11,020,000             *           143,545            *
Aristeia Trading LLC..................      41,480,000          1.86%          540,314            *
Arkansas PERS.........................       2,550,000             *            33,216            *
Attorneys Title Insurance Fund........         150,000             *             1,954            *
Aventis Pension Master Trust..........         500,000             *             6,513            *
B.G.I. Global Investors c/o Forest
  Investment Mgmt. LLC................         653,000             *             8,506            *
Banc of America Securities LLC........      65,580,000          2.94%          854,239            *
Banc One Capital Markets..............       8,000,000             *           104,207            *
Bancroft Convertible Fund, Inc........       2,900,000             *            37,775            *
Bank Austria Cayman Islands, Ltd......       6,250,000             *            81,412            *
Bankers Life Insurance Company of New
  York................................         200,000             *             2,605            *
Bay County PERS.......................         425,000             *             5,536            *
BBT Fund, L.P.........................      12,000,000             *           156,311            *
BCS Life Insurance Company............         900,000             *            11,723            *
Bear, Stearns & Co., Inc. ............      36,275,000          1.62%          472,515            *
Black Diamond Convertible Offshore
  LDC.................................       5,440,000             *            70,861            *
Black Diamond Offshore Ltd............       2,734,000             *            35,613            *
Blue Cross Blue Shield of Delaware,
  Inc. ...............................         440,000             *             5,731            *
BNP Paribas Equity Strategies, SNC....      10,692,000             *           139,273            *
Boilermaker -- Blacksmith Pension
  Trust (Calamos Investments).........       2,750,000             *            35,821            *
Boilermakers Blacksmith Pension Trust
  (Froley, Revy Investment Co.).......       3,200,000             *            41,683            *
Buckeye State Mutual Insurance
  Company.............................          40,000             *               521            *
C & H Sugar Company Inc...............         350,000             *             4,559            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
CALAMOS Convertible Fund -- CALAMOS
  Investment Trust....................      47,000,000          2.10%          612,217            *
CALAMOS Convertible Growth and Income
  Fund -- CALAMOS Investment Trust....      35,000,000          1.57%          455,907            *
CALAMOS Convertible Portfolio --
  CALAMOS Advisors Trust..............         340,000             *             4,429            *
CALAMOS Global Convertible Fund --
  CALAMOS Investment Trust............         900,000             *            11,723            *
Canadian Imperial Holdings Inc........      15,000,000             *           195,389            *
Canyon Capital Arbitrage Master Fund,
  Ltd.................................       7,500,000             *            97,694            *
Canyon Value Realization Fund
  (Cayman), Ltd.......................      11,250,000             *           146,541            *
Canyon Value Realization Fund,
  L.P. ...............................       5,000,000             *            65,130            *
Canyon Value Realization MAC 18, Ltd
  (RMF)...............................       1,250,000             *            16,282            *
CareFirst BlueChoice, Inc. ...........         335,000             *             4,364            *
CareFirst of Maryland, Inc. ..........         620,000             *             8,076            *
Catholic Family Life Insurance
  Company.............................         570,000             *             7,425            *
Catholic Mutual Relief Society of
  America.............................       1,040,000             *            13,547            *
Catholic Mutual Relief Society of
  America Retirement Plan and Trust...         550,000             *             7,164            *
Catholic Relief Insurance Company of
  America.............................         850,000             *            11,072            *
Celina Mutual Insurance Company.......          60,000             *               782            *
CEMEX Pension Plan....................         250,000             *             3,256            *
Central States Health & Life Company
  of Omaha............................         600,000             *             7,816            *
Chicago Mutual Insurance Company......          80,000             *             1,042            *
Chrysler Corporation Master Retirement
  Trust...............................       5,190,000             *            67,604            *
Chrysler Insurance Company............       4,000,000             *            52,104            *
City of Albany Pension Plan...........         290,000             *             3,778            *
City of Birmingham Retirement & Relief
  System..............................       2,700,000             *            35,170            *
City of Knoxville Pension System......         620,000             *             8,076            *
City of Shreveport Employees
  Retirement System...................         360,000             *             4,689            *
Clinton Multistrategy Master Fund,
  Ltd.................................      14,000,000             *           182,363            *
Clinton Riverside Convertible
  Portfolio Limited...................      14,500,000             *           188,876            *
Colonial Life Insurance Company of
  Texas...............................          70,000             *               912            *
Colonial Lloyds Insurance Company.....          25,000             *               326            *
Commonwealth Dealers -- CDLIC.........         280,000             *             3,647            *
Concentrated Alpha Partners, L.P......       6,000,000             *            78,155            *
Concord Life Insurance Company........         290,000             *             3,778            *
Cooper Neff Convertible Strategies
  (Cayman) Master Fund, L.P. .........       5,922,000             *            77,139            *
Credit Lyonnais Securities (USA)
  Inc.................................      15,000,000             *           195,389            *
Credit Suisse First Boston............       9,500,000             *           123,746            *
CreditSuisse First Boston Europe
  Limited.............................     120,000,000          5.37%        1,563,108            *
CSA Fraternal Life Insurance
  Company.............................         200,000             *             2,605            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
CSV Limited...........................         600,000             *             7,816            *
Cumberland Insurance Company..........         320,000             *             4,168            *
Cumberland Mutual Fire Insurance
  Company.............................       1,300,000             *            16,934            *
D.E. Shaw Investment Group, L.P. .....       8,400,000             *           109,418            *
D.E. Shaw Valence Portfolios, L.P. ...      33,600,000          1.50%          437,670            *
Daimler Chrysler Corp. Emp. #1 Pension
  Plan Dtd. 4/1/89....................       4,295,000             *            55,946            *
Dakota Truck Underwriters.............          35,000             *               456            *
DBAG London...........................      84,700,000          3.79%        1,103,294            *
Deephaven Domestic Convertible Trading
  Ltd.................................      68,000,000          3.04%          885,761            *
Delta Air Lines Master Trust -- CV....       1,525,000             *            19,864            *
Delta Airlines Master Trust (Calamos
  Investments)........................       3,000,000             *            39,078            *
Delta Airlines Master Trust (Froley,
  Revy Investment Co.)................       1,585,000             *            20,646            *
Delta Pilots Disability & Survivorship
  Trust -- CV.........................       1,370,000             *            17,845            *
Delta Pilots Disability and
  Survivorship Trust (Calamos
  Investments)........................         850,000             *            11,072            *
Deutsche Bank Securities Inc..........         500,000             *             6,513            *
Dodeca Fund, L.P. ....................       2,000,000             *            26,052            *
Dorinco Reinsurance Company...........       1,600,000             *            20,841            *
Double Black Diamond Offshore LDC.....      13,593,000             *           177,061            *
Drury University (Calamos
  Investments)........................          58,000             *               756            *
Drury University (Froley, Revy
  Investment Co.).....................          80,000             *             1,042            *
Duke Endowment........................         635,000             *             8,271            *
Educators Mutual Life Insurance
  Company.............................         320,000             *             4,168            *
Ellsworth Convertible Growth and
  Income Fund, Inc....................       2,900,000             *            37,775            *
Employee's Retirement of N.O. Sewer/
  Water Board.........................       1,000,000             *            13,026            *
F.R. Convt. Sec. Fn...................         400,000             *             5,210            *
Farmers Home Mutual Insurance
  Company.............................         700,000             *             9,118            *
Farmers Mutual Protective Association
  of Texas............................         170,000             *             2,214            *
Federated Rural Electric Insurance
  Exchange............................         920,000             *            11,984            *
Field Holdings, Inc. .................         100,000             *             1,303            *
Financial American Life Insurance
  Company.............................          30,000             *               391            *
First American Properties and Casualty
  Insurance...........................          60,000             *               782            *
First American Specialty Insurance
  Company.............................          60,000             *               782            *
First Dakota Indemnity Company........          25,000             *               326            *
Fore Convertible Masterfund Ltd.......       5,320,000             *            69,298            *
Forest Multi-Strategy Master Fund SPC,
  on behalf of Series F,
  Multi-Strategy Segregated
  Portfolio...........................         803,000             *            10,460            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Founders Insurance Company............          70,000             *               912            *
Franklin and Marshall College.........         240,000             *             3,126            *
FreeState Health Plan, Inc............         125,000             *             1,628            *
Fuji U.S. Income Open.................        3,00,000             *            39,078            *
Gaia Offshore Master Fund Ltd.........      12,250,000             *           159,567            *
Genesee County Employees' Retirement
  System..............................       1,450,000             *            18,888            *
Goldman Sachs & Company...............       2,845,000             *            37,059            *
Goodville Mutual Casualty Company.....         140,000             *             1,824            *
Grange Mutual Casualty Insurance
  Company.............................         475,000             *             6,187            *
Greek Catholic Union of the USA.......         145,000             *             1,889            *
Group Hospitalization and Medical
  Services, Inc. .....................         660,000             *             8,597            *
Guarantee Trust Life Insurance
  Company.............................       1,600,000             *            20,841            *
Guaranty Income Life Insurance
  Company.............................         580,000             *             7,555            *
Guggenheim Portfolio Company VIII,
  LLC.................................       1,360,000             *            17,715            *
Guggenheim Portfolio Co. XV, LLC......       1,012,000             *            13,182            *
Gulf Investment Corporation...........         500,000             *             6,513            *
Hamilton Multi Strategy Master Fund LP
  ....................................      35,500,000          1.59%          462,419            *
Hannover Life Reassurance Company of
  America.............................       1,800,000             *            23,447            *
Hawaiian Airlines Employees Pension
  Plan-IAM............................          95,000             *             1,237            *
Hawaiian Airlines Pension Plan for
  Salaried Employees..................          15,000             *               195            *
Hawaiian Airlines Pilots Retirement
  Plan................................         250,000             *             3,256            *
HealthNow New York, Inc. .............         560,000             *             7,295            *
Highbridge International LLC..........     253,000,000         11.33%        3,295,553            *
Hillbloom Foundation..................         110,000             *             1,433            *
Holy Family Society...................         130,000             *             1,693            *
IL Annuity and Insurance Co...........      36,000,000          1.61%          468,932            *
IMF Convertible Fund..................         400,000             *             5,210            *
Indiana Lumbermens Mutual Insurance
  Company.............................         700,000             *             9,118            *
Innovest Finanzdienstle...............       1,850,000             *            24,098            *
Integrity Mutual Insurance Company....         450,000             *             5,862            *
Investcorp--SAM Fund Ltd..............         600,000             *             7,816            *
ISBA Mutual Insurance Company.........         320,000             *             4,168            *
Jackson County Employees' Retirement
  System..............................         625,000             *             8,141            *
JP Morgan Securities Inc..............       9,000,000             *           117,233            *
Kanawha Insurance Company.............       1,550,000             *            20,190            *
KBC Financial Products (Cayman
  Islands) Limited....................       1,000,000             *            13,026            *
KBC Financial Products USA Inc........      17,050,000             *           222,092            *
Kettering Medical Center Funded
  Depreciation Account................         157,000             *             2,045            *
Knoxville Utilities Board Retirement
  System..............................         260,000             *             3,387            *
Koch Industries, Inc. Master Pension
  Trust...............................         580,000             *             7,555            *
Landmark Life Insurance Company.......         120,000             *             1,563            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Lebanon Mutual Insurance Company......         210,000             *             2,735            *
Lehman Brothers Inc...................      45,689,000          2.05%          595,140            *
Lincoln Heritage Life Insurance
  Company.............................         150,000             *             1,954            *
Lincoln Individual/Memorial Life
  Insurance...........................         300,000             *             3,908            *
Lincoln National Convertible
  Securities Fund.....................       2,950,000             *            38,426            *
LLT Limited...........................         320,000             *             4,168            *
Lord Abbett Americas Value Fund.......       1,000,000             *            13,026            *
Lord Abbett Bond Debenture Fund.......       6,000,000             *            78,155            *
Lord Abbett Series Fund Bond Debenture
  Portfolio...........................       1,000,000             *            13,026            *
Louisiana CCRF........................         625,000             *             8,141            *
Louisiana Workers' Compensation
  Corporation.........................         700,000             *             9,118            *
Loyal Christian Benefit Association...         270,000             *             3,517            *
Lyxor/Gaia II Fund Ltd................       4,250,000             *            55,360            *
Lyxor Master Fund (Arbitex)...........       7,000,000             *            91,181            *
Lyxor Master Fund c/o Forest
  Investment Mgmt. LLC................       3,942,000             *            51,348            *
Lyxor/AM Investment Fund, Ltd.........       8,075,000             *           105,184            *
Macomb County Employees' Retirement
  System..............................         580,000             *             7,555            *
Main Street America Assurance
  Company.............................       1,600,000             *            20,841            *
Main Street America Financial Corp....         110,000             *             1,433            *
Main Street America Holdings..........         750,000             *             9,769            *
Mainstay Convertible Fund.............       2,850,000             *            37,124            *
Mainstay VP Convertible Portfolio.....       1,510,000             *            19,669            *
Marquette Indemnity and Life Insurance
  Company.............................         130,000             *             1,693            *
McMahan Securities Co. L.P............          35,000             *               456            *
Medico Life Insurance Company.........       1,200,000             *            15,631            *
Medmarc Mutual Insurance Company......         900,000             *            11,723            *
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated........................       3,289,000             *            42,842            *
Met Investors Series Trust Bond
  Debenture Fund......................       4,000,000             *            52,104            *
Michigan Mutual Insurance Company.....       2,000,000             *            26,052            *
Michigan Professional Insurance
  Exchange............................         150,000             *             1,954            *
Microsoft Corporation.................       3,920,000             *            51,062            *
Mid America Life Insurance Company....         100,000             *             1,303            *
Middle Cities Risk Management Trust...         250,000             *             3,256            *
Mid-State Surety Company..............          60,000             *               782            *
Midwest Family Mutual Insurance
  Company.............................         140,000             *             1,824            *
MLQA Convertible Securities Arbitrage,
  Ltd.................................      17,500,000             *           227,953            *
Morgan Stanley Dean Witter Convertible
  Securities Trust....................       2,300,000             *            29,960            *
Morgan Stanley & Co. Incorporated.....         646,000             *             8,415            *
Motion Picture Industry Health Plan --
  Active Member Fund..................         645,000             *             8,402            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Motion Picture Industry Health Plan --
  Retiree Member Fund.................         425,000             *             5,536            *
Mutual Protective Insurance Company...       1,550,000             *            20,190            *
National Grange Mutual Insurance
  Company.............................       1,200,000             *            15,631            *
National Mutual Insurance Company.....          90,000             *             1,172            *
NCMIC.................................       1,500,000             *            19,539            *
New Era Life Insurance Company........         410,000             *             5,341            *
New York Life Insurance Company.......       5,090,000             *            66,302            *
New York Life Separate Account #7.....         215,000             *             2,801            *
Nicholas Applegate NACM Investment
  Grade Convertible...................          30,000             *               391            *
NORCAL Mutual Insurance Company.......         625,000             *             8,141            *
OCM Convertible Trust.................       6,515,000             *            84,864            *
Oklahoma Attorneys Mutual Insurance
  Company.............................          60,000             *               782            *
Partner Reinsurance Company Ltd.......         740,000             *             9,639            *
Pennington Biomedical Research
  Foundation..........................          90,000             *             1,172            *
Phoenix - Lord Abbett Bond Debenture
  Series..............................          75,000             *               977            *
Physicians Life Insurance Company.....         880,000             *            11,463            *
Physicians Mutual Insurance Company...         900,000             *            11,723            *
Physicians' Reciprocal Insurers
  Account #7..........................       2,350,000             *            30,611            *
Pioneer Insurance Company.............         130,000             *             1,693            *
Port Authority of Allegheny County
  Retirement and Disability Allowance
  Plan for the Employees Represented
  by Local 85 of the Amalgamated
  Transit Union.......................       1,350,000             *            17,585            *
Premera Blue Cross....................       3,300,000             *            42,985            *
Prisma Foundation.....................         155,000             *             2,019            *
Prudential Insurance Company of
  America.............................         215,000             *             2,801            *
Public Employees' Retirement
  Association of Colorado.............       2,000,000             *            26,052            *
Quantum Partners LDC..................       5,000,000             *            65,130            *
Quincy Mutual Fire Insurance
  Company.............................       1,250,000             *            16,282            *
Qwest Occupational Health Trust.......         775,000             *            10,095            *
R(2) Investments, LDC.................       4,250,000             *            55,360            *
Ram Trading Ltd.......................      10,000,000             *           130,259            *
Ramius Partners II, LP................         250,000             *             3,256            *
Ramius, LP............................         375,000             *             4,885            *
RBC Alternative Assets Convertible
  Fund LP.............................         100,000             *             1,303            *
RBC Alternative Assets, L.P. .........         650,000             *             8,467            *
RBC Alternative Assets LP c/o Forest
  Investment Mgmt. LLC................         628,000             *             8,180            *
RCG Baldwin, LP.......................         875,000             *            11,398            *
RCG Halifax Master Fund, Ltd..........       2,500,000             *            32,565            *
RCG Latitude Master Fund, Ltd.........       8,125,000             *           105,835            *
RCG Multi Strategy A/C LP.............       6,250,000             *            81,412            *
RCG Multi Strategy Master Fund, LTD...         450,000             *             5,862            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Relay 11 Holdings c/o Forest
  Investment Mgmt. LLC................         301,000             *             3,921            *
Republic Mutual Insurance Company.....          35,000             *               456            *
Roszel/Lord Abbett Bond Debenture
  Portfolio...........................          75,000             *               977            *
Royal Bank of Canada..................      35,000,000          1.57%          455,907            *
Salomon Smith Barney Inc..............     101,870,000          4.56%        1,326,948            *
SAM Investments LDC...................      25,000,000          1.12%          325,648            *
SCI Endowment Care Common Trust
  Fund -- First Union.................          90,000             *             1,172            *
SCI Endowment Care Common Trust
  Fund -- National Fiduciary
  Services............................         400,000             *             5,210            *
SCI Endowment Care Common Trust
  Fund -- Suntrust....................         135,000             *             1,758            *
SCOR Life Re Convertible Program......         600,000             *             7,816            *
Southern Farm Bureau Life Insurance
  Company (Calamos Investments).......       1,500,000             *            19,539            *
Southern Farm Bureau Life Insurance
  (Froley, Revy Investment Co.).......         950,000             *            12,375            *
Sphinx Convertible Arbitrage c/o
  Forest Investment Mgmt. LLC.........         176,000             *             2,293            *
Sphinx Convertible Arbitrage Fund
  SPC.................................         350,000             *             4,559            *
SPT...................................       3,400,000             *            44,288            *
Standard Mutual Insurance Company.....         370,000             *             4,820            *
State Employees' Retirement Fund of
  the State of Delaware...............       2,895,000             *            37,710            *
State National Insurance Company......         160,000             *             2,084            *
State of Oregon/Equity................      11,200,000             *           145,890            *
State of Oregon/SAIF Corporation......       8,500,000             *           110,720            *
State Street Bank Custodian for GE
  Pension Trust.......................       2,030,000             *            26,443            *
Sturgeon Limited......................       1,386,000             *            18,054            *
Sunrise Partners Limited
  Partnership.........................       3,000,000             *            39,078            *
SuttonBrook Capital Portfolio LP......      30,000,000          1.34%          390,777            *
Swiss Re Financial Products Corp......      22,500,000          1.01%          293,083            *
TD Securities (USA) Inc...............      56,500,000          2.53%          735,963            *
Teachers Insurance and Annuity
  Association.........................      37,000,000          1.66%          481,958            *
Texas Builder Insurance Company.......         170,000             *             2,214            *
Texas Hospital Insurance Exchange.....          40,000             *               521            *
The California Wellness Foundation....         830,000             *            10,811            *
The Cockrell Foundation...............         300,000             *             3,908            *
The Dow Chemical Company Employees'
  Retirement Plan.....................       5,300,000             *            69,037            *
The Fondren Foundation................         300,000             *             3,908            *
The Philanthropic Mutual Life
  Insurance Company...................         100,000             *             1,303            *
The Philanthropic Pension.............         190,000             *             2,475            *
Thomas J. Conley Custody Account......          45,000             *               586            *
Thrivent Financial for Lutherans             9,500,000             *           123,746            *
Topanga XI............................       3,600,000             *            46,893            *
Topanga XII...........................       1,000,000             *            13,026            *

                                           AGGREGATE                        NUMBER OF
                                        PRINCIPAL AMOUNT                    SHARES OF
                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                    ----------------   -------------   ------------   --------------
Transguard Insurance Company of
  America, Inc. ......................       1,300,000             *            16,934            *
Tribeca Investments Ltd...............       3,500,000             *            45,591            *
Tuscarora Wayne Mutual Insurance
  Company.............................         110,000             *             1,433            *
UBS AG Cvt Prop. London...............      30,000,000          1.34%          390,777            *
Union Carbide Retirement Account......       2,400,000             *            31,262            *
United Food and Commercial Workers
  Local 1262 and Employers Pension
  Fund................................       1,250,000             *            16,282            *
United National Insurance Company.....       1,130,000             *            14,719            *
Univar USA Inc. Retirement Plan.......         620,000             *             8,076            *
Univest Multi Strategy Convertible
  Fund................................         150,000             *             1,954            *
US Bank FBO Benedictine Health
  System..............................         430,000             *             5,601            *
Van Kampen Harbor Fund................       4,000,000             *            52,104            *
West Virginia Fire Insurance
  Company.............................          45,000             *               586            *
Western Home Insurance Company........         290,000             *             3,778            *
Westward Life Insurance Company.......         250,000             *             3,256            *
White River Securities L.L.C..........      36,275,000          1.62%          472,515            *
Wisconsin Lawyers Mutual Insurance
  Company.............................         310,000             *             4,038            *
Wisconsin Mutual Insurance Company....         230,000             *             2,996            *
World Insurance Company...............         670,000             *             8,727            *
Worldwide Transactions Ltd............         733,000             *             9,548            *
WPG Convertible Arbitrage Overseas
  Master Fund L.P. ...................       1,500,000             *            19,539            *
WPG MSA Convertible Arbitrage Fund....         250,000             *             3,256            *
XAVEX Convertible Arbitrage #5........         625,000             *             8,141            *
XAVEX Convertible Arbitrage 2 Fund....         200,000             *             2,605            *
Zazore Convertible Arbitrage Fund
  L.P.................................       1,850,000             *            24,098            *
Zazore Hedged Convertible Fund
  L.P. ...............................       1,825,000             *            23,772            *
Zazore Income Fund L.P. ..............       1,825,000             *            23,772            *
Zurich Master Hedge Fund c/o Forest
  Investment Mgmt. LLC................       1,004,000             *            13,078            *
All other holders(3)(4)...............     224,674,000         10.06%        2,926,581            *
                                         -------------        ------        ----------         ----
                                         2,233,305,000        100.00%       29,090,808         7.89%
                                         =============        ======        ==========         ====

---------------

 *  Less than 1%

(1) Assumes conversion of all of the holder's Debentures at a conversion rate of
    13.0259 shares of common stock per $1,000 principal amount at maturity of the Debentures. This conversion rate is subject to adjustment as described under "Description of the Debentures -- Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the Debentures by us at the option of the holder. In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Debentures, as described under "Description of the Debentures -- Conversion Rights."

(2) Calculated based on 368,766,826 shares of common stock outstanding as of December 17, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's Debentures, but we did not assume conversion of any other holder's Debentures.

(3) Represents holders of Debentures who have not yet provided us with the information necessary to name them in this prospectus. Information about these other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of Debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of Debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the Debentures at the initial conversion rate.

                              PLAN OF DISTRIBUTION

     We are registering the Debentures and the underlying shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of Debentures or the underlying shares of common stock by the selling securityholders.

     The selling securityholders may sell all or a portion of the Debentures and the common stock into which the Debentures are convertible:

     - directly to purchasers; or

     - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the Debentures and common stock for whom they may act as agent.

     The Debentures and the common stock into which the Debentures are convertible may be sold from time to time in one or more transactions at:

     - fixed prices, which may be changed;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the Debentures or shares of common stock offered by them hereby will be the purchase price of the Debentures or shares of common stock less discounts and commissions, if any.

     The sales may be effected in transactions, which may involve block transactions:

     - on any national securities exchange or quotation service on which the Debentures and common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions other than on any national securities exchange or quotation service or in the over-the-counter market; or

     - through the writing of options.

     In connection with sales of the Debentures and the common stock into which the Debentures are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Debentures and the shares of common stock in the course of hedging their positions.

     The selling securityholders may also sell short the Debentures and shares of common stock into which the Debentures are convertible and deliver the Debentures and the common stock into which the Debentures are convertible to close out short positions, or loan or pledge Debentures and shares of common stock into which the Debentures are convertible to broker-dealers that in turn may sell the Debentures and shares of common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Debentures and the common stock into which the Debentures are convertible by the selling securityholders. Selling securityholders may ultimately not sell all, and conceivably may not sell any, of the Debentures and shares of common stock offered by them under this prospectus. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under

Rule 144 or Rule 144A rather than under this prospectus. We cannot assure you that a selling securityholder will not transfer, devise or gift the Debentures and the common stock into which the Debentures are convertible by other means not described in this prospectus.

     The selling securityholders and any underwriters, broker-dealers or agents that participate with the selling securityholders in a the sale of the Debentures or the common stock into which the Debentures are convertible may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any discounts, commissions, concessions or profit they earn on the resale of the Debentures or the shares of common stock may be deemed to be underwriting commissions or discounts under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     We entered into a resale registration rights agreement for the benefit of the holders of the Debentures to register the resale of their Debentures and common stock under the federal securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Debentures and the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the Debentures and common stock covered by this prospectus.

     Under the registration rights agreement, we have agreed to use our best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earliest of:

     - two years after the last date of original issuance of any of the Debentures;

     - the date when the holders of the Debentures and the common stock issuable upon conversion, redemption or repurchase of the Debentures are able to sell their securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

     - the date when all of the Debentures and the common stock issuable upon conversion of the Debentures of those holders that complete and deliver in a timely manner a selling securityholder election and questionnaire are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

     We may suspend the holder's use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

     - the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

     - we determine in good faith that the disclosure of this material non-public information could be seriously detrimental to us and our subsidiaries.

     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate the transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Debentures of the existence of such a suspension. Each holder, by its acceptance of the Debentures, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     The outstanding shares of our common stock are listed for trading on the New York Stock Exchange.

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

                             VALIDITY OF SECURITIES

     The validity of the Debentures and the shares of common stock issuable upon conversion of the Debentures will be passed upon for General Mills by Siri S. Marshall, General Counsel. Ms. Marshall owns, directly or indirectly, 65,614 shares of common stock, and has exercisable options to purchase additional shares of common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of General Mills and its subsidiaries as of May 26, 2002 and May 27, 2001 and for each of the fiscal years in the three-year period ended May 26, 2002, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm and experts in accounting and auditing.

            WHERE YOU CAN FIND MORE INFORMATION ABOUT GENERAL MILLS

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document in our files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We have filed with the SEC a registration statement on Form S-3 to register the securities covered hereby. This prospectus is a part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included or incorporated in the registration statement. The full registration statement can be obtained from the SEC as indicated above.

     You should rely only on the information provided in this prospectus and in our filings under the Exchange Act incorporated herein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than that on the front cover of the applicable documents.

     Our principal executive offices are located at Number One General Mills Boulevard, Minneapolis, MN 55440. Our telephone number is (763) 764-2167.

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